ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year Ended December 31, 2019

ALAMOS GOLD INC.
For the Year Ended December 31, 2019

2019 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated February 19, 2020, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019 and 2018, and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 48.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,800 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2019 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Financial Results (in millions)
Operating revenues	$186.0	$163.1	$683.1	$651.8
Cost of sales (1)	$136.0	$207.1	$521.4	$639.4
Earnings (loss) from operations	$41.6	($51.3)	$126.0	($22.6)
Net earnings (loss)	$38.0	($71.5)	$96.1	($72.6)
Adjusted net earnings (2)	$32.1	$4.3	$83.5	$19.6
Earnings before interest, depreciation and amortization (2)	$88.4	$43.0	$296.4	$195.2
Cash provided by operations before working capital and cash taxes(2)	$85.7	$52.8	$296.9	$212.7
Cash provided by operating activities	$77.8	$47.4	$260.4	$213.9
Capital expenditures (sustaining) (2)	$23.3	$21.4	$76.8	$63.8
Capital expenditures (growth) (2)	$43.6	$36.4	$169.1	$139.2
Capital expenditures (capitalized exploration) (3)	$6.0	$3.7	$17.7	$18.5
Operating Results
Gold production (ounces)	122,100	125,600	494,500	505,000
Gold sales (ounces)	127,148	131,161	494,702	509,879
Per Ounce Data
Average realized gold price	$1,463	$1,244	$1,381	$1,278
Average spot gold price (London PM Fix)	$1,481	$1,227	$1,393	$1,268
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,070	$1,579	$1,054	$1,254
Total cash costs per ounce of gold sold (2)	$722	$770	$720	$802
All-in sustaining costs per ounce of gold sold (2)	$972	$983	$951	$989
Share Data
Earnings per share, basic and diluted	$0.10	($0.18)	$0.25	($0.19)
Adjusted earnings per share, basic and diluted(2)	$0.08	$0.01	$0.21	$0.05
Weighted average common shares outstanding (basic) (000’s)	391,076	390,540	390,160	389,816
Financial Position (in millions)
Cash and cash equivalents			$182.8	$206.0

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

2019 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Gold production (ounces)
Young-Davidson	48,000	50,900	188,000	180,000
Mulatos	34,100	35,600	142,000	175,500
Island Gold	38,600	29,000	150,400	105,800
El Chanate (1)	1,400	10,100	14,100	43,700
Gold sales (ounces)
Young-Davidson	51,694	51,944	188,785	185,593
Mulatos	34,127	38,819	141,496	175,104
Island Gold	39,652	30,199	149,746	105,520
El Chanate (1)	1,675	10,199	14,675	43,662
Cost of sales (in millions)(2)
Young-Davidson	$59.4	$61.5	$231.1	$235.0
Mulatos	$35.8	$38.4	$138.9	$173.1
Island Gold	$36.4	$28.7	$129.4	$106.5
El Chanate	$4.4	$78.5	$22.0	$124.8
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,149	$1,184	$1,224	$1,266
Mulatos	$1,049	$989	$982	$989
Island Gold	$918	$950	$864	$1,009
El Chanate	$2,627	$7,697	$1,499	$2,858
Total cash costs per ounce of gold sold (3)
Young-Davidson	$766	$764	$800	$822
Mulatos	$820	$793	$784	$786
Island Gold	$507	$570	$495	$589
El Chanate	$2,448	$1,304	$1,390	$1,289
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,083	$974	$1,047	$1,017
Mulatos	$891	$881	$868	$855
Island Gold	$653	$834	$656	$781
El Chanate	$2,448	$1,333	$1,411	$1,317
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$27.0	$23.1	$99.9	$86.6
Mulatos(5)	$9.5	$11.8	$54.2	$35.3
Island Gold (6)	$24.7	$16.8	$68.9	$66.1
El Chanate	$—	$0.1	$—	$0.6
Other	$11.7	$9.7	$40.6	$32.9

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)
Cost of sales includes mining and processing costs, royalties and amortization. For the three months and year ended December 31, 2018, cost of sales includes a $64.0 million non-cash inventory impairment charge at El Chanate.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $1.3 for the three and twelve months ended December 31, 2019 ($0.6 million and $2.9 million for the three and twelve months ended December 31, 2018).

(6)
Includes capitalized exploration at Island Gold of $4.7 million and $16.4 million for the three and twelve months ended December 31, 2019 ($3.1 million and $15.6 million for the three and twelve months ended December 31, 2018)

2019 Management’s Discussion and Analysis

2019 Highlights

Fourth Quarter 2019

•	Produced 122,100 ounces of gold, consistent with guidance, driven by strong performances at Young-Davidson and Island Gold

•	Island Gold produced 38,600 ounces of gold and generated mine-site free cash flow[1] of $9.4 million

•
Young-Davidson produced 48,000 ounces of gold and achieved underground mining rates of 7,000 tonnes per day ("tpd"), exceeding budgeted mining rates for the fourth consecutive quarter and marking the second highest quarterly mining rate ever. Construction of the lower mine expansion remains on schedule with the tie-in of the upper and lower mines on track for completion in June 2020

•	Sold 127,148 ounces of gold at an average realized price of $1,463 per ounce for record revenues of $186.0 million

•	Record cash flow from operating activities of $77.8 million (and a record $85.7 million, or $0.22 per share, before changes in working capital1), reflecting higher gold prices and operating margins

•	Consolidated total cash costs[1] of $722 per ounce were in line with annual guidance and 6% lower than the fourth quarter of 2018, driven by low cost production growth at Island Gold

•
All-in sustaining costs ("AISC")[1] decreased slightly from the fourth quarter of 2018 to $972 per ounce, reflecting the timing of capital spending. Full year AISC of $951 per ounce were in line with guidance

•
Reported adjusted net earnings[1] of $32.1 million, or $0.08 per share[1], include adjustments for unrealized foreign exchange gains recorded within deferred taxes of $8.6 million, partially offset by other one-time losses and tax adjustments totaling $2.7 million

•	Realized net earnings of $38.0 million, or $0.10 per share

•	Ended the quarter with no debt, cash and cash equivalents of $182.8 million, and equity securities of $22.8 million

•	Completed construction of the Cerro Pelon mine ahead of schedule and achieved initial production in the fourth quarter

•	Announced a 50% increase to the quarterly dividend, commencing in the first quarter of 2020

Full Year 2019

•	Produced 494,500 ounces of gold, meeting production guidance for the fifth consecutive year

•	Island Gold exceeded guidance with record production of 150,400 ounces, driving record mine-site free cash flow[1] of $64.5 million

•	Sold 494,702 ounces of gold at an average realized price of $1,381 per ounce for record revenues of $683.1 million

•	Total cash costs[1] of $720 per ounce and AISC[1] of $951 per ounce were both in line with guidance. Cost of sales of $1,054 per ounce were 2% below guidance reflecting lower amortization charges

•
Realized adjusted net earnings[1] of $83.5 million, or $0.21 per share[1], a 326% increase compared to 2018. Adjusted net earnings include adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $13.5 million, partially offset by other items totaling $0.9 million

•	Reported net earnings of $96.1 million, or $0.25 per share

•	Record cash flow from operating activities of $260.4 million ($296.9 million, or $0.76 per share, before changes in working capital[1], a 40% increase from 2018)

•
Generated total mine-site free cash flow of $61.7 million[1] with strong cash flow more than funding the lower mine expansion at Young-Davidson, exploration activities at Island Gold, and construction of Cerro Pelon

•	Reported year end 2019 Mineral Reserves of 9.7 million ounces, a slight increase over 2018 with additions at Island Gold, La Yaqui Grande and Kirazlı more than offsetting mining depletion

•
Ongoing exploration success at Island Gold drove a 21% increase in Mineral Reserves and 46% increase in Inferred Mineral Resources from the end of 2018 for a combined increase of nearly one million ounces

•	Received permit approval for the Phase II expansion of Island Gold to 1,200 tpd in May 2019

•	Completed permitting of the La Yaqui Grande project in Mexico in July 2019

•	Announced the suspension of construction activities at the Kirazlı project in Turkey pending the renewal of the Company's mining concessions which expired on October 13, 2019

•
Received the "Best Corporate Social Responsibility Practice 2019" award from the Mexican Center for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) for the Company's voluntary relocation program of residents from Mulatos to Matarachi in Mexico

•	Repurchased 2.7 million shares at a cost of $11.4 million, or $4.17 per share under the Normal Course Issuer Bid ("NCIB")

•	Paid $15.6 million in dividends, double the amount paid in 2018

•	Sold non-core royalties to Metalla Royalty & Streaming Ltd. ("Metalla") for 2.1 million shares of Metalla, currently valued at $12.4 million

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2019 Management’s Discussion and Analysis

2019 Business Developments

2019 Year-End Mineral Reserve and Resource Update
On February 19, 2020, the Company reported its updated Mineral Reserves and Resources as of December 31, 2019. Highlights include the following:
Island Gold’s Mineral Reserves and Resources increased by nearly one million ounces, including:

•	21% increase in Proven and Probable Mineral Reserves to 1.22 million ounces (3.6 million tonnes (“mt”) grading 10.37 grams per tonne of gold (“g/t Au”)), net of mining depletion

•
46% increase in Inferred Mineral Resources to 2.30 million ounces (5.4 mt grading 13.26 g/t Au) with grades also increasing 13% reflecting the significantly higher grade additions in the Main Zone - East

•	Combined Mineral Reserves and Resources now total 3.70 million ounces, more than double the 1.84 million ounces at time of acquisition in 2017, net of 364,000 ounces of mining depletion
Global Proven and Probable Mineral Reserves of 9.73 million ounces of gold, (203 mt grading 1.49 g/t Au), up slightly from 9.70 million ounces at the end of 2018 with increases at Island Gold, La Yaqui Grande and Kirazlı offsetting mining depletion
Global Measured and Indicated Mineral Resources of 7.04 million ounces of gold, (199 mt grading 1.10 g/t Au) down 3% reflecting the conversion to Mineral Reserves at Young-Davidson and Kirazlı
Global Inferred Mineral Resources increased 10% to 5.98 million ounces of gold, (130 mt grading 1.43 g/t Au) with grades also increasing 10% driven by the 725,000 ounce increase at Island Gold
Renewal of Normal Course Issuer Bid

On December 18, 2019, the Company announced the renewal of its NCIB permitting it to purchase for cancellation up to 28,734,677 common shares, representing 10% of the Company’s public float. The NCIB provides that the Company may purchase Common Shares over the twelve-month period from December 24, 2019 and ending December 23, 2020. During 2019, the Company purchased and cancelled 2,748,307 common shares at a cost of $11.4 million, or $4.17 per share.

Credit Facility Increase

On December 17, 2019, the Company secured amendments to its existing undrawn revolving credit facility (the "Facility"), including an increase in the size of the Facility from $400 million to $500 million, expiring on December 17, 2023. The terms under the amended Facility include interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts, based on the Company's net leverage ratio as at December 31, 2019. These peer leading terms are indicative of the Company's track record of financial strength and stability.

Kirazlı Project Mining Concessions
On October, 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
There has been false information about the project circulated through social media, which resulted in project opposition and related protests. The Company continues to share correct information about the project and dispel this misinformation.

The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities.

2020 Dividend Program
On December 11, 2019, the Company announced an increase to its quarterly dividend to an annual rate of US$0.06 per common share in 2020, representing a 50% increase compared to the prior year and a 200% increase since 2018. The higher dividend reflects the Company's strong free cash flow outlook.

2019 Management’s Discussion and Analysis

Outlook and Strategy

2020 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	145-160	130-145	150-160		425-465
Cost of sales, including amortization (in millions)(4)	$207	$120	$168	—	$495
Cost of sales, including amortization ($ per ounce)(4)	$1,360	$880	$1,085	—	$1,130
Total cash costs ($ per ounce)(1)	$910-950	$520-560	$840-880	—	$770-810
All-in sustaining costs ($ per ounce)(1)					$1,020-1,060
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$1,110-1,150	$780-820	$940-980	—	—
Amortization costs ($ per ounce)(1)	$430	$340	$225	—	$340
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$35-40	$15-20	—	$80-95
Growth capital(1)	$45-50	$15-20	$5	$10	$75-85
Capitalized exploration(1)	$1	$19	—	$5	$25
Total capital expenditures and capitalized exploration(1)	$76-86	$69-79	$20-25	$15	$180-205

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

The Company’s long-term strategic objective is to generate increasing returns for its shareholders through low-cost production and free cash flow growth from its existing operations and portfolio of development projects. The Company was successful in achieving these objectives in 2019, with production of 494,500 ounces of gold and a 10% reduction in total cash costs driving record operating cash flow. In addition, the Company made substantial progress on its growth initiatives having completed construction of the low-cost Cerro Pelon mine in Mexico, and advancing construction of the lower mine expansion at Young-Davidson.

With several significant near term positive catalysts, 2020 is expected to be a transformational year for Alamos. These include the recently announced substantial increase in high-grade Mineral Reserves and Resources at Island Gold; the Phase III expansion study of Island Gold which is expected to be competed in June and demonstrate a larger, very profitable, long-life operation; the completion of the lower mine expansion at Young-Davidson which remains on track for June; and the transition to strong company-wide free cash flow starting in the second half of 2020.

Production is expected to temporarily decrease in 2020 to between 425,000 and 465,000 ounces of gold. This reflects the previously guided lower production from Young-Davidson during the first half of 2020 while completing the tie-in of the upper and lower mines, as well as the end of production at El Chanate. Total cash cost guidance of $770 to $810 per ounce and AISC guidance of $1,020 to $1,060 per ounce are temporarily higher reflecting lower gold production at Young-Davidson during the tie-in period in the first half of 2020. Gold production in the first quarter of 2020 is expected to be within a range of 105,000 to 110,000 ounces, consistent with annual guidance. Costs are expected to be higher in the first half of 2020 and decrease in the second half with the completion of the lower mine tie-in at Young-Davidson. In 2021, production is expected to increase to approximately 500,000 ounces at lower costs driven by higher mining and production rates at Young-Davidson.

The construction of the lower mine infrastructure at Young-Davidson is in the final stages. The tie-in of the lower mine recently commenced and remains on schedule to be completed in June 2020. During this previously guided downtime of the Northgate shaft, ore will be trucked to surface from the upper mine at a rate of approximately 2,500 tpd. Given the lower production rate and a full workforce to support ongoing development during this period, total cash costs and mine-site AISC are expected to increase significantly in the first half of the year. Following completion of the tie-in, underground mining rates are anticipated to increase from approximately 6,500 tpd to a rate of 7,500 tpd by the end of 2020. This is expected to drive Young-Davidson production higher and costs significantly lower in the second half of 2020.

Capital spending at Young-Davidson in 2020 is expected to be between $75 and $85 million, down from 2019 levels. Capital spending is expected to be lower during the second half of 2020 with approximately 60% of the capital budget planned for the first half of the year to complete the lower mine expansion. Combined with higher production and lower costs, Young-Davidson is expected to generate strong free cash flow in the second half of 2020. Higher mining rates are expected to drive annual gold production to approximately 200,000 ounces at lower costs in 2021.

2019 Management’s Discussion and Analysis

Gold production at Island Gold in 2020 is expected to be marginally lower than 2019, with higher throughput offset by lower grades. Mined grades are expected to be higher during the first half of 2020 and lower during the second half of the year reflecting mine sequencing. Total cash costs and mine-site all-in sustaining costs are expected to increase slightly from 2019.

Capital spending at Island Gold is expected to be between $50 and $60 million in 2020, excluding capitalized exploration. The Company is undertaking a number of projects to support the growing operation and mine life. This includes an expansion of the tailings facility and the construction of a new administration building, dry facility, and underground workshop.

The Company is currently conducting a Phase III expansion study at Island Gold beyond 1,200 tpd, which is expected to be completed during the second quarter of 2020. This study will incorporate the recently released 2019 year end Mineral Reserve and Resource update for Island Gold which included substantial growth in Mineral Reserves and Resources. The Company expects this study will demonstrate Island Gold as a larger, more profitable, long-life operation.

A total of $21 million has been budgeted in 2020 for surface and underground exploration at Island Gold to follow up on ongoing exploration success. The 2020 program will be focused on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone which remains open laterally and down-plunge across multiple areas of focus.

Production from the Mulatos District in 2020 is expected to be consistent with long term guidance of 150,000 to 160,000 ounces of gold. Ore will be mined and stacked from multiple sources in 2020, including the Mulatos, El Victor and San Carlos open pits, as well as the newly constructed Cerro Pelon mine. In addition, the crushing and stacking of surface stockpiles will ramp up through the year as mining activities wind down in the San Carlos and El Victor pits in the first half of 2020.

Total cash costs are expected to increase slightly from 2019 reflecting the processing of lower recovery stockpiles, which carry non-cash historical inventory costs resulting in a higher reported cash cost per ounce. Mine-site all-in sustaining costs are also expected to increase due to higher sustaining capital, mainly related to waste stripping activities at Cerro Pelon.

Capital spending across the Mulatos District is expected to total $20 to $25 million, the majority of which is sustaining capital. The Company expects to make a construction decision on the La Yaqui Grande project during the second quarter of 2020. La Yaqui Grande is fully permitted having received the approval of the environmental impact assessment during the second quarter of 2019 and the Change in Land Use permit in July 2019.

Capital spending on the Company’s development projects and capitalized exploration at existing operations is expected to total $35 million in 2020. The majority of this spending will be focused on exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.

With $183 million of cash and cash equivalents, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives, and expects to transition to strong free cash flow generation in the second half of 2020.

2019 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,587 hectares and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Gold production (ounces)	48,000	50,900	188,000	180,000
Gold sales (ounces)	51,694	51,944	188,785	185,593
Financial Review (in millions)
Operating Revenues	$75.9	$64.4	$262.1	$236.3
Cost of sales (1)	$59.4	$61.5	$231.1	$235.0
Earnings from operations	$16.5	$2.9	$31.0	$1.3
Cash provided by operating activities	$38.9	$23.6	$112.7	$97.5
Capital expenditures (sustaining) (2)	$16.4	$10.8	$46.2	$35.8
Capital expenditures (growth) (2)	$10.6	$12.3	$53.7	$50.8
Mine-site free cash flow (2)	$11.9	$0.5	$12.8	$10.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,149	$1,184	$1,224	$1,266
Total cash costs per ounce of gold sold (2)	$766	$764	$800	$822
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,083	$974	$1,047	$1,017
Underground Operations
Tonnes of ore mined	644,010	588,956	2,452,623	2,280,399
Tonnes of ore mined per day ("tpd")	7,000	6,402	6,720	6,248
Average grade of gold (4)	2.65	2.71	2.56	2.51
Metres developed	2,925	2,975	11,519	12,009
Mill Operations
Tonnes of ore processed	622,002	745,567	2,571,319	2,683,692
Tonnes of ore processed per day	6,761	8,104	7,045	7,353
Average grade of gold (4)	2.65	2.39	2.46	2.31
Contained ounces milled	53,043	57,192	203,452	190,701
Average recovery rate	92%	92%	91%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 48,000 ounces of gold in the fourth quarter of 2019, 6% below the same period of 2018 due to lower tonnes processed as a result of depleting low grade stockpiles in the third quarter of 2019. For the full year, Young-Davidson met the high end of guidance with production of 188,000 ounces.
Underground mining rates averaged 7,000 tpd in the fourth quarter, exceeding guidance and marking a 9% increase from the prior year. Mining rates exceeded full year guidance of 6,500 tpd in every quarter this year, with the fourth quarter being the highest quarter since 2017 and second highest quarterly mining rate ever. Mining rates averaged 6,720 tpd for the year, an 8% increase compared to 2018 due to improved operating performance from the mid-mine infrastructure. Underground grades mined in the fourth quarter of 2.65 g/t Au were consistent with annual guidance. For the full year, underground grades mined of 2.56 g/t Au were slightly below annual guidance, reflecting lower grades mined during the first half of the year.
Mill throughput of 6,761 tpd was lower than the prior year period as only underground ore was processed in the fourth quarter with low-grade surface stockpiles having been largely depleted. For the full year, mill throughput was relatively consistent with 2018, with more underground ore processed in 2019 offset by a reduction in the processing of surface stockpiles. Mill recoveries of 92% in the quarter and 91% for the year were in line with guidance and the prior year.

2019 Management’s Discussion and Analysis

Lower Mine Construction and Tie-In
Substantial progress on the lower mine expansion was made in the fourth quarter of 2019, including completion of the ore passes from the upper mine (9590 level) feeding the lower mine coarse ore bin (9025 level) above the crusher. Installation of the grizzlies and rock breaker have commenced and are expected to be completed in the second quarter of 2020.
In addition, the three fine ore bins have been excavated with the two ore bins at the Northgate shaft now commissioned and the feeder from the ore bin on the 8930 level below the crusher currently being installed. Installation and commissioning of the crusher will be completed in February. The shaft bottom steel, ore and waste bins at the Northgate shaft, and the 8940 level loading pocket have been completed, with the shaft ready to be roped up following removal of the pentice. Installation of the hangers and trays for the main conveyor (CV21) from the crusher loadout level to the top of the shaft bins has progressed and is awaiting completion of the 8930 loadout.
The Northgate shaft was shutdown in mid-February 2020 and removal of the ropes has commenced. All supplies and equipment required to complete the tie-in are now on site. During the shutdown, the shaft steel at the mid-shaft location will be removed, the pentice will be excavated, and the new head, tail and guide ropes will be installed. Hoisting from the lower mine (8940 level) is expected to commence in June 2020.
 Lower mine loadout

2019 Management’s Discussion and Analysis

Lower mine crusher installation

2019 Management’s Discussion and Analysis

Lower mine conveyor
Financial Review
Fourth quarter revenues of $75.9 million were 18% above the prior year quarter, reflecting higher realized gold prices. For the year ended December 31, 2019, revenues of $262.1 million were $25.8 million higher than the prior year, attributable to a 2% increase in ounces sold, as well as higher realized prices.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $59.4 million in the fourth quarter were consistent with the comparative quarter of 2018, as were underground mining costs of CAD$51 per tonne. Cost of sales for the year ended December 31, 2019 were $231.1 million, slightly lower than the prior year period due to lower mining costs per tonne and lower tonnes processed.
Total cash costs of $766 per ounce in the fourth quarter were consistent with the comparative period and in line with annual guidance. Total cash costs improved significantly in the fourth quarter compared to the first half of the year, as a result of higher grades mined, and lower mining and milling costs. For the year ended December 31, 2019, total cash costs of $800 per ounce were 3% lower than the prior year period, and slightly above guidance. Total cash costs are expected to be higher in the first half of 2020, due to lower production during the lower mine tie-in, decreasing significantly in the second half of the year.
Mine-site AISC of $1,083 per ounce in the fourth quarter were higher than the comparative quarter of 2019 and higher than annual guidance, reflecting the timing of sustaining capital expenditures. Mine-site AISC for the year were $1,047 per ounce, above guidance as a result of higher sustaining capital expenditures.

2019 Management’s Discussion and Analysis

Capital expenditures were $27.0 million in the fourth quarter. This included $16.4 million of sustaining capital and $10.6 million of growth capital. Growth capital spending was focused on construction of the new TIA1 tailings facility and continued lower mine construction. For the full year, capital expenditures of $99.9 million were focused on lower mine construction, lateral development in the upper and lower mines, and construction of the new TIA1 tailings facility. Capital spending was above guidance due to additional grouting requirements and a change in scope of the new tailings facility from an upstream to a centreline design.
Young-Davidson generated $11.9 million of mine-site free cash flow in the fourth quarter, significantly higher than the same period of 2018 due to a higher gold price, and improved operating costs. For the full year, mine-site free cash flow was $12.8 million, generating a return after self financing the lower mine expansion. Since the acquisition of Young-Davidson in 2015, the mine has generated operating cash flow of $467.4 million and invested $420.0 million in capital expenditures, the majority of which has been focused on the lower mine expansion. With declining capital spending following the completion of the lower mine expansion in June 2020, and a corresponding increase in gold production and lower operating costs, Young-Davidson is expected to generate strong free cash flow starting in the second half of 2020.
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario, Canada. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Gold production (ounces)	38,600	29,000	150,400	105,800
Gold sales (ounces)	39,652	30,199	149,746	105,520
Financial Review (in millions)
Operating Revenues	$58.2	$37.5	$207.3	$135.1
Cost of sales (1)	$36.4	$28.7	$129.4	$106.5
Earnings from operations	$21.5	$7.8	$76.8	$27.2
Cash provided by operating activities	$34.1	$16.3	$133.4	$75.9
Capital expenditures (sustaining) (2)	$5.7	$8.0	$24.1	$20.2
Capital expenditures (growth) (2)	$14.3	$5.7	$28.4	$30.3
Capital expenditures (capitalized exploration) (2)	$4.7	$3.1	$16.4	$15.6
Mine-site free cash flow (2)	$9.4	($0.5)	$64.5	$9.8
Cost of sales, including amortization per ounce of gold sold (1)	$918	$950	$864	$1,009
Total cash costs per ounce of gold sold (2)	$507	$570	$495	$589
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$653	$834	$656	$781
Underground Operations
Tonnes of ore mined	102,652	102,692	380,266	344,336
Tonnes of ore mined per day ("tpd")	1,116	1,116	1,042	943
Average grade of gold (4)	12.44	8.95	12.28	9.07
Metres developed	1,831	1,560	6,031	6,477
Mill Operations
Tonnes of ore processed	93,912	105,432	401,276	369,767
Tonnes of ore processed per day	1,021	1,146	1,099	1,013
Average grade of gold (4)	13.03	9.02	11.85	9.20
Contained ounces milled	39,345	30,621	152,905	109,414
Average recovery rate	97%	96%	97%	96%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Island Gold produced 38,600 ounces in the fourth quarter, marking a 33% increase from the fourth quarter of 2018 driven by higher grades mined and milled. For the full year, Island Gold produced a record 150,400 ounces, 4% above the high end of guidance, and 42% higher than 2018 reflecting higher grades mined and milled. The operation generated mine-site free cash flow of $9.4 million in the fourth quarter, bringing the 2019 total to a record $64.5 million.

2019 Management’s Discussion and Analysis

Underground mining rates were 1,116 tpd in the fourth quarter, consistent with the prior year period. For the full year, underground mining rates increased 10% to average 1,042 tpd. Underground grades mined averaged 12.44 g/t Au in the fourth quarter, higher than annual guidance and 39% higher than the fourth quarter of 2018 due to mine sequencing. Full year grades mined of 12.28 g/t Au were above guided levels due to a combination of positive grade reconciliation and mine sequencing.
Mill throughput of 1,021 tpd in the fourth quarter was down from the prior year period; however, throughput of 1,099 tpd for the full year was in line with annual guidance. Mill recoveries were 97% in the fourth quarter, in line with the prior year quarter and guidance.
Financial Review
Island Gold generated record revenues of $58.2 million in the fourth quarter, an increase of 55% compared to the prior year period, reflecting significantly more ounces sold and a higher realized gold price. For the full year, revenues of $207.3 million were also a record and $72.2 million, or 53% higher than the prior year, primarily attributable to more ounces sold.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) of $36.4 million in the fourth quarter were 27% higher than the comparative period, reflecting more ounces sold and higher unit mining costs. However, on a per ounce basis, cost of sales decreased 3%, driven by higher grades mined and lower amortization charges. Cost of sales for the full year of $129.4 million increased 22% from the prior year period due to higher mining and processing rates.
Total cash costs were $507 per ounce in the fourth quarter, an 11% improvement from the comparative quarter, driven by higher grades mined partially offset by higher mining costs. Unit mining costs were CAD$165 per tonne in the quarter due to higher contractor and maintenance costs. For the full year, total cash costs of $495 per ounce were 16% lower than the prior year due to higher grades mined, and in line with annual guidance.
Mine-site AISC of $653 per ounce in the fourth quarter were below the full year guidance range of $730 to $770 per ounce, reflecting lower sustaining capital spending. Mine-site AISC for the full year of $656 per ounce were 16% lower than the prior year and below guidance due to the deferral of certain sustaining capital spending to 2020.
Total capital expenditures were $24.7 million in the fourth quarter, with spending focused on lateral development, tailings construction, mining equipment, and capitalized exploration. This included $5.7 million of sustaining capital and $19.0 million of growth capital (inclusive of $4.7 million of capitalized exploration). For the full year, total capital expenditures, including capitalized exploration, were $68.9 million, consistent with the prior year.
Island Gold generated mine-site free cash flow of $9.4 million during the fourth quarter driven by strong gold production and operating margins. For the full year, Island Gold generated a record $64.5 million of mine-site free cash flow, net of all investment in capital and exploration. Since the acquisition of Island Gold in November 2017, the mine has generated $81 million of free cash flow, while funding an expansion of the operation from 900 tpd to 1,200 tpd, and more than doubling Mineral Reserves and Resources.

2019 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006. Having produced its two millionth ounce of gold in March 2019, the Mulatos mine is no longer subject to a third party royalty on production.
Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Gold production (ounces)	34,100	35,600	142,000	175,500
Gold sales (ounces)	34,127	38,819	141,496	175,104
Financial Review (in millions)
Operating Revenues	$49.7	$48.1	$194.4	$223.3
Cost of sales (1)	$35.8	$38.4	$138.9	$173.1
Earnings from operations	$13.0	$8.8	$51.9	$42.7
Cash provided by operating activities	$10.5	$14.7	$41.5	$71.0
Capital expenditures (sustaining) (2)	$1.2	$2.5	$6.5	$7.2
Capital expenditures (growth) (2)	$7.0	$8.7	$46.4	$25.2
Capital expenditures (capitalized exploration) (2)	$1.3	$0.6	$1.3	$2.9
Mine-site free cash flow (2)	$1.0	$2.9	($12.7)	$35.7
Cost of sales, including amortization per ounce of gold sold (1)	$1,049	$989	$982	$989
Total cash costs per ounce of gold sold (2)	$820	$793	$784	$786
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$891	$881	$868	$855
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	1,558,458	2,118,300	7,166,679	8,479,211
Total waste mined - open pit (6)	2,058,732	2,151,749	7,095,650	8,788,488
Total tonnes mined - open pit	3,617,190	4,270,049	14,262,329	17,267,699
Waste-to-ore ratio (operating)	0.98	0.51	0.73	0.71
Tonnes of ore mined - underground	—	—	—	48,772
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,823,418	1,776,719	7,289,811	6,795,175
Average grade of gold processed (5)	0.99	0.92	0.94	0.90
Contained ounces stacked	58,205	52,296	219,655	195,606
Mill Operations
Tonnes of high-grade ore milled	—	—	—	91,680
Average grade of gold processed (5)	—	—	—	6.70
Contained ounces milled	—	—	—	19,744
Total contained ounces stacked and milled	58,205	52,296	219,655	215,350
Average recovery rate	59%	68%	65%	81%
Ore crushed per day (tonnes) - combined	19,800	19,300	20,000	18,900

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").

(6)	Total waste mined includes operating waste and capitalized stripping.
Mulatos produced 34,100 ounces in the fourth quarter of 2019, including initial production from Cerro Pelon which commenced stacking ore in the quarter ahead of schedule. For the year, Mulatos produced 142,000 ounces, down 19% from 2018 due to lower recoveries, as well as the completion of mining from the San Carlos underground deposit in 2018 and La Yaqui Phase I deposit in the third quarter of 2019.
The Company is currently mining from the Mulatos, Victor, San Carlos, and Cerro Pelon open pits. Mining and stacking rates were impacted by abnormally high rainfall in September over a short period of time which temporarily restricted mining activities in the

2019 Management’s Discussion and Analysis

main Mulatos pit early in the quarter, as well as the wind-down of mining activities at La Yaqui Phase I, partially offset by the start up of mining at Cerro Pelon.
Total crusher throughput averaged 19,800 tpd for a total of 1,823,418 tonnes stacked in the fourth quarter at a grade of 0.99 g/t Au. Grades stacked for the full year were in line with guidance at 0.94 g/t Au, including mining from La Yaqui Phase I and Cerro Pelon. The recovery rate of 59% in the fourth quarter was mainly impacted by the timing of stacking higher grade ore from Cerro Pelon later in the quarter, with those ounces expected to be recovered in 2020. For the full year, the recovery rate of 65% was slightly below guidance due to stacking of higher grade, lower recovery SAS ore during the year.
Financial Review
Fourth quarter revenues of $49.7 million were in line with the prior year quarter. For the full year of 2019, revenues of $194.4 million were $28.9 million lower than the prior year, primarily due to less ounces sold.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) were $35.8 million in the fourth quarter, lower than the prior year period due to a lower number of tonnes mined and lower ounces sold. On a per ounce basis, cost of sales were slightly higher in the fourth quarter of 2019 driven by higher mining costs and a higher waste to ore ratio. Cost of sales for the full year were $138.9 million, 20% lower due to fewer tonnes mined and the completion of underground mining operations at San Carlos in the prior year.
Total cash costs of $820 per ounce in the fourth quarter were higher than the prior year quarter, due to a higher waste-to-ore ratio, partially offset by higher grades processed. For the full year, total cash costs of $784 per ounce were consistent with the prior year period, and below annual guidance, as the Company benefited from higher grades and the sale of concentrate ounces early in the year that had not been budgeted.
Mine-site AISC of $891 per ounce in the fourth quarter were higher than the prior year quarter as a result of higher total cash costs. Mine-site AISC of $868 per ounce for the full year were in line with the prior year and the low end of guidance.
Capital spending in the fourth quarter was focused on completion of construction at Cerro Pelon, including stripping of the open pit and commissioning of the crusher. Total capital spending for the quarter was $9.5 million, of which $1.2 million was sustaining capital. For the full year, capital expenditures of $54.2 million were $18.9 million higher than the prior year reflecting $21.8 million spent in 2019 to construct the Cerro Pelon mine.
Mulatos generated mine-site free cash-flow of $1.0 million in the fourth quarter as capital spending decreased with the completion of Cerro Pelon development in October. For the full year, mine-site free-cash flow was negative $12.7 million reflecting the construction costs of Cerro Pelon. With the construction of Cerro Pelon now complete, Mulatos is expected to generate strong free cash flow growth in 2020.

2019 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate ceased mining activities in October 2018 and transitioned to reclamation activities at the end of 2019.
El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Gold production (ounces)	1,400	10,100	14,100	43,700
Gold sales (ounces)	1,675	10,199	14,675	43,662
Financial Review (in millions)
Operating Revenues	$2.2	$13.1	$19.3	$57.1
Cost of sales (1)	$4.4	$78.5	$22.0	$124.8
Loss from operations	($2.2)	($65.4)	($2.7)	($67.7)
Cash (used in) provided by operating activities	($4.1)	$2.4	($2.9)	$0.6
Capital expenditures	$—	$0.1	$—	$0.6
Mine-site free cash flow (2)	($4.1)	$2.3	($2.9)	$—
Cost of sales, including amortization per ounce of gold sold (1)	$2,627	$7,697	$1,499	$2,858
Total cash costs per ounce of gold sold (2)	$2,448	$1,304	$1,390	$1,289
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$2,448	$1,333	$1,411	$1,317

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 1,400 ounces of gold in the fourth quarter, and 14,100 ounces for the full year. The operation concluded residual leaching in October 2019, and has now transitioned to reclamation activities with rinsing of the leach pad in the fourth quarter.
Financial Review
Fourth quarter revenues of $2.2 million were lower than the prior year quarter due to fewer ounces sold, as mining activities and ore stacking ceased in 2018. Total cash costs and mine-site AISC were both $2,448 per ounce in the fourth quarter, increasing from the prior year period due to higher fixed costs.
El Chanate generated negative mine-site free cash flow of $4.1 million in the quarter and $2.9 million for the full year. Margins generated from residual leaching throughout the year funded reclamation spend of approximately $2.0 million in the year.

2019 Management’s Discussion and Analysis

Fourth Quarter 2019 Development Activities

Kirazlı (Çanakkale, Turkey)
On October, 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
There has been false information about the project circulated through social media, which resulted in project opposition and related protests. The Company continues to share correct information about the project and dispel this misinformation.

The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019.

The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities.

During the fourth quarter of 2019, the Company spent $8.2 million at Kirazlı, including completing construction of the reservoir and annual forestry fee, bringing year-to-date spending to $28.1 million.
Mulatos District (Sonora, Mexico)
Cerro Pelon
During the fourth quarter, the Company completed construction of the Cerro Pelon mine, including commissioning of the crushing circuit and conveyor. The Company commenced stacking ore from Cerro Pelon in the fourth quarter and declared commercial production. Cerro Pelon is expected to be a significant contributor to production at Mulatos in 2020.

The Company spent $4.0 million at Cerro Pelon in the fourth quarter, bringing total construction costs to $25.2 million (of which $21.8 million was spent in 2019). Spending in the fourth quarter was focused on installation and testing of the crushing and conveying system, and final pre-stripping of the open pit.

La Yaqui Grande
The Company received approval of the environmental impact assessment ("MIA") for La Yaqui Grande during the second quarter of 2019 and the Change in Land Use permit in the third quarter of 2019. The Company is currently finalizing project design and plans to finalize the project economics and announce a construction decision in the second quarter of 2020.
During the fourth quarter, the Company spent $0.7 million, bringing 2019 spending to $4.9 million, focused on detailed engineering and project design.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics detailed in the 2017 Feasibility Study outlined a 12.5% IRR at a $1,250 per ounce gold price (21.5% IRR and NPV of $290 million at a $1,500 per ounce gold price). Since the release of the 2017 Feasibility Study, the Company has undertaken several initiatives designed to improve the project economics. These include a detailed review of construction capital, the evaluation of various production scenarios and the inclusion of the results of more detailed engineering.
Development spending (excluding exploration) in the fourth quarter of 2019 of $0.9 million and $3.4 million for the year related to project optimization activities, as well as supporting drafting of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements . The EIS is expected to be submitted in the second quarter of 2020. The permitting process is expected to take approximately two years followed by two years of construction.

2019 Management’s Discussion and Analysis

Fourth Quarter 2019 Exploration Activities

Island Gold (Ontario, Canada)
The 2019 exploration drilling program was focused on further expanding the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone. The program was successful in extending high grade gold mineralization across all three areas of focus, most notably in the Main and Eastern Extensions. This resulted in 21% increase in Mineral Reserves to 1.2 million ounces (3.6 mt grading 10.37 g/t Au), net of mining depletion, and a 46% increase in Inferred Mineral Resources to 2.3 million ounces (5.4 mt grading 13.26 g/t Au) as outlined in the 2019 Mineral Reserve and Resource statement issued on February 18, 2020.
A total of 47,608 m of surface directional drilling, 24,462 m of underground exploration drilling, and 993 m of underground exploration drift development was completed in 2019. The Company issued four press releases during the year highlighting the results from the exploration program in 2019.

Surface exploration drilling

A total of 17 holes (13,682 m) were completed in the fourth quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.

Underground exploration drilling

During the fourth quarter of 2019, a total of 2,689 m of underground exploration drilling was completed in 11 holes from the 190, 340, 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 267 m of underground exploration drift development was completed on the 620 and 840 levels during the fourth quarter of 2019.

As outlined in a press release issued on January 15, 2020, highlights from drilling in the fourth quarter included the following:

Main Extension Down-Plunge - fourth quarter previously released highlights included:

•	121.32 g/t Au (96.47 g/t cut) over 3.81 m (MH20-01);

•	108.17 g/t Au (94.56 g/t cut) over 2.57 m (MH17-11); and

•	36.45 g/t Au (13.23 g/t cut) over 8.04 m (MH17-12)

Eastern Extension - fourth quarter previously released highlights included:

•	32.19 g/t Au (25.48 g/t cut) over 4.68 m (620-610-01); and

•	20.18 g/t Au (20.18 g/t cut) over 3.24 m (620-610-07)

Gap between Main and Eastern Extensions - fourth quarter previously released highlights include:

•	21.28 g/t Au (21.28 g/t cut) over 9.01 m (MH18-09); and

•	28.50 g/t Au (23.13 g/t cut) over 4.38 m (MH18-10)

Total exploration expenditures during the fourth quarter were $5.0 million, of which $4.7 million was capitalized. For the full year, $17.4 million was spent, of which $16.4 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
In the fourth quarter, the Company invested $0.9 million in exploration activities within the Mulatos District, and $5.0 million for the full year, of which $1.3 million was capitalized. Spending in the quarter primarily related to drilling on early stage projects, ground geophysical surveys, and administrative costs.
Lynn Lake (Manitoba, Canada)
In the fourth quarter of 2019, 1,553 m of drilling was completed in 6 holes focused on testing exploration targets in proximity to the Gordon Deposit. Interpretation of data collected during the 2019 field program continued through the fourth quarter with the focus on developing a pipeline of prospective regional exploration targets for further evaluation in 2020. Spending in the fourth quarter totaled $0.6 million, bringing the full year spend to $4.3 million.

2019 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2019, the Company realized an average gold price of $1,463 per ounce, below the average London PM Fix price of $1,481 per ounce.
As at December 31, 2019, the Company has hedged 70,050 ounces for settlement in 2020 ensuring an average minimum gold price of $1,420 per ounce and participation up to an average gold price of $1,658 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2019, the Canadian dollar averaged approximately $1.32 CAD to $1 US dollar, the same as the third quarter of 2019. The Mexican peso ("MXN") averaged 19.22 MXN to $1 US dollar in the fourth quarter of 2019 compared to 19.42 MXN to $1 US dollar in the third quarter of 2019.

The Company recorded $nil foreign exchange gain or loss in the fourth quarter related to translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. During the fourth quarter, the Canadian dollar period end spot price strengthened 2% relative to the US dollar, increasing to $1.30 CAD to $1 US dollar at December 31, 2019 compared to $1.32 CAD to $1 USD at September 30, 2019. Similarly, the Mexican peso ("MXN") period end spot price strengthened 4% during the fourth quarter to 18.91 MXN to $1 US dollar from 19.71 MXN to $1 US dollar at September 30, 2019.

During the quarter, the movement of the CAD and MXN rates generated a foreign exchange gain of $8.6 million ($13.2 million for the year) on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.6 million and $1.5 million for the three and twelve months respectively. The Company applies hedge accounting; accordingly, these realized gains have been applied to benefit operating and capital costs at the operating mines, which has improved mine-site all-in sustaining costs for the period.

2019 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018	2017
Gold production (ounces)	122,100	125,600	494,500	505,000	429,400
Gold sales (ounces)	127,148	131,161	494,702	509,879	430,115
Operating Revenues	$186.0	$163.1	$683.1	$651.8	$542.8
Cost of sales(1)	$136.0	$207.1	$521.4	$639.4	$456.8
Earnings (loss) from operations	$41.6	($51.3)	$126.0	($22.6)	$56.0
Net earnings (loss)	$38.0	($71.5)	$96.1	($72.6)	$26.6
Adjusted net earnings (2)	$32.1	$4.3	$83.5	$19.6	$38.9
Earnings (loss) per share, basic	$0.10	($0.18)	$0.25	($0.19)	$0.09
Adjusted earnings per share (2)	$0.08	$0.01	$0.21	$0.05	$0.13
Total assets			$3,396.5	$3,272.2	$3,220.3
Total non-current liabilities			573.9	538.0	525.9
Cash flow from operations	$77.8	$47.4	$260.4	$213.9	$163.5
Dividends per share, declared and paid	0.01	0.01	0.04	0.02	0.02
Average realized gold price per ounce	$1,463	$1,244	$1,381	$1,278	$1,262
Cost of sales per ounce of gold sold, including amortization (1)	$1,070	$1,579	$1,054	$1,254	$1,062
Total cash costs per ounce of gold sold (2)	$722	$770	$720	$802	$770
All-in sustaining costs per ounce of gold sold (2)	$972	$983	$951	$989	$933
(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2019, the Company sold 127,148 ounces of gold for record quarterly revenue of $186.0 million, a 14% increase from the prior year period due to an increase in realized gold prices. The average realized gold price in the quarter was $1,463 per ounce compared to $1,244 per ounce in the prior year period.
Cost of Sales
Cost of sales were $136.0 million in the fourth quarter of 2019, a 34% decrease compared to the prior year period, primarily due to the prior year including a $64.0 million non-cash inventory impairment charge at El Chanate.
Mining and Processing
Mining and processing costs were $87.4 million compared to $96.2 million in the prior year period. This decline was attributable to lower operating costs at Island Gold and Young-Davidson, and the completion of mining activities at El Chanate in the fourth quarter of 2018.
Consolidated total cash costs for the quarter were $722 per ounce compared to $770 per ounce in the prior year period, a 6% decrease driven by low cost production growth at Island Gold.
AISC were $972 per ounce in the quarter, $11 per ounce lower than the prior year period driven by lower total cash costs, partially offset by higher sustaining capital spending.
Royalties
Royalty expense was $4.4 million in the quarter, lower than the prior year period of $4.8 million, as the 5% Mulatos royalty commitment ceased in the first quarter of 2019, partially offset by a higher number of ounces sold at Island Gold and higher realized gold prices.
Amortization
Amortization of $44.2 million in the quarter was consistent with the prior year period expense of $42.1 million. Amortization of $348 per ounce was in line with guidance.

2019 Management’s Discussion and Analysis

Earnings from Operations
The Company recognized earnings from operations of $41.6 million in the quarter, higher than the prior year period due to higher realized gold prices combined with lower mining and processing expense, driving stronger margins. Further, the prior year period included a $64.0 million non-cash inventory impairment charge at El Chanate which impacted earnings in 2018.
Net Earnings
The Company reported net earnings of $38.0 million in the quarter, compared to net loss of $71.5 million in the same period of 2018. The increase in earnings is due to stronger operating margins, the benefit of foreign exchange gains recorded within deferred taxes, as well as the prior year period impacted by the non-cash inventory impairment charge at El Chanate. On an adjusted basis, earnings of $32.1 million or $0.08 per share increased compared to the prior year driven by higher realized gold prices and improved costs. Adjusted earnings reflect adjustments for one-time gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated a foreign exchange gain of $8.6 million in the fourth quarter of 2019 recorded within both foreign exchange and deferred income taxes.
Review of 2019 Financial Results

Operating Revenue
For the full year of 2019, the Company sold 494,702 ounces of gold for record revenue of $683.1 million, a 5% increase compared to 2018. This was primarily driven by higher realized gold prices and record production at Island gold, partially offset by less ounces sold at Mulatos and El Chanate which transitioned to residual leaching at the end of 2018. Revenue benefited from a higher realized gold price of $1,381 per ounce compared to $1,278 per ounce in 2018, a $52.5 million impact.
Cost of Sales
Cost of sales were $521.4 million in 2019 compared to $639.4 million in 2018, as the prior year included a $64.0 million non-cash inventory impairment charge at El Chanate. Cost of sales was also driven lower by lower mining and processing costs, royalties and amortization charges.
Mining and Processing
Mining and processing costs decreased to $339.0 million in 2019 from $387.2 million in the prior year, primarily due to lower operating costs at Young-Davidson and Mulatos which drove down total cash costs. In addition, mining and processing costs decreased significantly at El Chanate as mining activities ceased in the fourth quarter of 2018.
Consolidated total cash costs per ounce decreased 10% in 2019 to $720 per ounce compared to $802 per ounce in the prior year. The decline in total cash costs was driven by low cost production growth at Island Gold, and lower operating costs and higher grades mined at both Young-Davidson and Mulatos.
AISC decreased to $951 per ounce in 2019 from $989 per ounce in the prior year. The decrease was primarily driven by the reduction in total cash costs, partially offset by higher sustaining capital spending at Young-Davidson.
Royalties
Royalty expense was $17.4 million in 2019, a 19% decrease compared to $21.6 millionin 2018, primarily due to a lower royalty obligation at Mulatos with the completion of the third-party royalty commitment in the first quarter of 2019.
Amortization
Amortization of $165.0 million in 2019 was lower than the prior year due to fewer ounces sold. On a per ounce basis, amortization was $334 per ounce, in line with guidance and slightly higher than the prior year due to a higher proportion of sales coming from Island Gold and Young-Davidson, which include higher amortization charges.
Earnings from Operations
The Company recognized earnings from operations of $126.0 million in 2019, compared to loss of $22.6 million in 2018. The substantial increase in earnings from operations was driven by higher gold prices, and increased production from Island Gold which generates stronger margins. Further, the prior year included a $64.0 million non-cash inventory impairment charge at El Chanate.
Net Earnings
The Company reported net earnings of $96.1 million in 2019 compared to a net loss of $72.6 million in 2018, driven by improved margins, and the 2018 inventory impairment charge at El Chanate. On an adjusted basis, earnings of $83.5 million or $0.21 per share for the year were 326% higher than in the prior year. Adjusted net earnings reflect adjustments for other gains, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated a foreign exchange gain of $13.5 million in 2019 recorded within both foreign exchange gain and deferred income taxes.

2019 Management’s Discussion and Analysis

Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Exploration expense	($1.7)	($2.5)	($6.7)	($11.0)
Corporate and administrative expense	(5.2)	(3.5)	(19.8)	(17.4)
Share-based compensation expense	(1.5)	(1.3)	(9.2)	(6.6)
Finance expense	(0.4)	(0.2)	(2.5)	(3.0)
Foreign exchange gain (loss)	—	(1.7)	0.3	(4.4)
Other gain (loss)	2.6	(10.1)	5.1	(8.4)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense incurred in the fourth quarter of 2019 related to exploration activities at Mulatos and corporate support, as the majority of spending at Island Gold was capitalized in the quarter. For 2019, exploration expense of $6.7 million related to spending on regional exploration programs at Island Gold and Mulatos, as well as corporate exploration support.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were were in line with guidance of $20 million, but higher than the prior year due to increased head count, regulatory fees and travel related expenses.
Share-based compensation
Share-based compensation expense was $1.5 million in the fourth quarter and was consistent with the prior year period. For 2019, share-based compensation of $9.2 million was higher than the prior year due to the impact of an increasing share price on the mark-to-market revaluation of outstanding long-term incentives.
Finance expense
Finance expense was consistent with the prior year.
Foreign exchange gain
During the quarter, a foreign exchange gain of $nil was recorded, as there was minimal impact of the Canadian dollar and Mexican peso relative to the US dollar on foreign denominated net monetary assets and liabilities. On a year-to-date basis, the Company recorded a $0.3 million foreign exchange gain.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the fourth quarter, the Company realized a gain of $0.6 million on settled contracts, which was applied against mining and processing costs and capital expenditures. In addition, a mark-to-market gain of $2.4 million on the outstanding hedge position, net of tax, was recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gains
During the fourth quarter, the Company recorded other gains of $2.6 million compared to a loss of $10.1 million in the prior year period. The gain in the current period is primarily related to an unrealized gain on gold option contracts. For 2019, the gain of $5.1 million was driven by the sale of non-core royalties to Metalla for $8.0 million, partially offset by the unrealized mark-to-market losses on gold option contracts and other one-time charges.

2019 Management’s Discussion and Analysis

Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
During the year ended December 31, 2019, the Company recognized a current tax expense of $12.7 million and a deferred tax expense of $20.1 million, compared to a current tax expense of $17.3 million and deferred tax expense of $16.9 million for the year ended December 31, 2018. Current income tax expense in 2019 was primarily related to income tax and mining taxes in Mexico. The deferred tax expense was primarily driven by the increased use of tax pools compared to accounting depreciation, offset by foreign exchange gains recognized in deferred taxes during the year.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes in 2019 was a $13.2 million recovery (2018 - $28.8 million expense).
The total tax expense in 2019 was $32.8 million, resulting in an effective tax rate of 25.5%. The income tax rate reconciliation is disclosed in Note 10 to the Consolidated Financial Statements; significant rate reconciling items include the foreign exchange gain recorded in deferred taxes primarily driven by the impact of the strengthening Canadian dollar on tax pools, the Ontario and Mexican mining tax expense recognized in the year, as well as the derecognition of a deferred tax asset at El Chanate in Mexico.
Financial Condition

	December 31, 2019	December 31, 2018
Current assets	$394.3	$387.0
Overall, current assets have remained consistent compared to the prior year. The decrease in cash and cash equivalents is mainly attributable to the repurchase and cancellation of $11.4 million of common shares and payment of $15.6 million in dividends during the year. This was partially offset by increased ore inventory and an increase in equity securities

Long-term assets	3,002.2	2,885.2	Long-term assets have increased from the prior year primarily as investments in capital expenditures were partially offset by amortization charges during the period.
Total assets	$3,396.5	$3,272.2
Current liabilities	$127.3	$131.9	Current liabilities are consistent with the prior period.
Non-current liabilities	573.9	538.0	Non-current financial liabilities are higher than the prior year, primarily due to changes in the deferred income tax liability and an increase in the decommissioning liability.
Total liabilities	$701.2	$669.9
Shareholders’ equity	$2,695.3	$2,602.3	Shareholders' equity for the period increased as a result of net earnings generated in the period, partially offset by dividends paid and the repurchase and cancellation of common shares.
Total liabilities and equity	$3,396.5	$3,272.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, and generate returns for its shareholders. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2019, the Company had cash and cash equivalents of $182.8 million and $22.8 million in equity securities compared to $206.0 million and $7.8 million, respectively, at December 31, 2018. In addition, the Company amended its credit facility in December 2019, and has access to an additional $500 million in liquidity through that facility. In the opinion of management, the Company's liquidity position of $705.6 million at December 31, 2019 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.

2019 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Cash flow provided by operating activities	$77.8	$47.4	$260.4	$213.9
Cash flow used in investing activities	(75.3)	(61.5)	(267.6)	(196.6)
Cash flow used in financing activities	(5.8)	(2.6)	(17.0)	(8.8)
Effect of foreign exchange rates on cash	0.5	(2.1)	1.0	(3.3)
Net (decrease) increase in cash	(2.8)	(18.8)	(23.2)	5.2
Cash and cash equivalents, beginning of period	185.6	224.8	206.0	200.8
Cash and cash equivalents, end of period	$182.8	$206.0	$182.8	$206.0
Cash flow provided by operating activities
In the fourth quarter of 2019, operating activities generated cash flow of $77.8 million compared to $47.4 million in the same period in 2018, a 64% increase resulting from improved margins at the Company's operating sites. Cash flow provided by operations before working capital and taxes paid was a record $85.7 million in the fourth quarter, compared to $52.8 million in the prior year period. For the year, operating activities generated $260.4 million compared to $213.9 million in 2018 as a result of higher realized gold prices and lower operating costs, partially offset by a lower number of ounces sold.
Cash flow used in investing activities
For the fourth quarter of 2019, capital expenditures of $72.9 million were higher than expenditures of $61.5 million incurred in the same period in 2018. Capital expenditures were higher at Young-Davidson, focused on the lower mine expansion and the new life-of-mine tailings facility. In addition, Island Gold capital spending increased, as the operation caught up on capital spending from earlier in the year. The Company also invested $2.4 million in equity securities of exploration companies during the fourth quarter. In 2019, the Company invested $263.6 million in capital expenditures compared to $221.5 million in the prior year period, driven by higher capital spending at Young-Davidson and Island Gold.
Cash flow used in financing activities
In the first quarter of 2019, the Company increased its dividend to $0.01 per share, paid quarterly. For the fourth quarter, and for the year ended December 31, 2019, the Company paid $3.9 million and $15.6 million, respectively, a 100% increase compared to dividends paid in 2018.
In the second quarter of 2019, the Company completed a Canadian Development Expense ("CDE") and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of $7.5 million. In addition, during the year the Company repurchased and cancelled 2,748,352 common shares under the NCIB at a cost of $11.4 million or $4.17 per share.
Offsetting these outflows, the Company received $7.0 million in proceeds on the exercise of stock option and warrants throughout the year.
Credit Facility
On December 17, 2019, the Company secured amendments to its existing undrawn revolving credit facility (the "Facility"), including an increase in the size of the Facility from $400.0 million to $500.0 million, and extended maturity to December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts, based on the Company's net leverage ratio as at December 31, 2019, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2019, the Company is in compliance with the covenants and the Facility is fully undrawn.

The Company incurred costs of $1.2 million in 2019 to extend the Facility. These costs will be amortized into net earnings over the term of the Facility.

2019 Management’s Discussion and Analysis

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	1.2	0.7	0.7	0.6	3.2
Accounts payable and accrued liabilities	127.3	—	—	—	127.3
Decommissioning liability	2.0	2.1	—	62.0	66.1
Contract mining	24.8	50.6	3.5	—	78.9
Capital commitments	44.0	—	—	—	44.0
	$199.3	$53.4	$4.2	$62.6	$319.5
Outstanding Share Data

February 19, 2020
Common shares	391,080,237
Stock options	5,012,196
Deferred share units	689,339
Performance share units	1,082,153
Restricted share units	1,668,824
399,532,749
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2019, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,420 per ounce and a maximum average realized gold price of $1,658 per ounce, regardless of the movement in gold prices during 2020.
The following gold collar contracts are outstanding as of December 31, 2019:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2020	70,050	$1,420	$1,658

The fair value of these contracts was a liability of $0.7 million at December 31, 2019 (December 31, 2018 - liability of $0.1 million). The options mature throughout 2020.

For the year ended December 31, 2019, the Company realized a loss of $5.9 million related to the settlement of option contracts which are recognized in operating revenues on the Consolidated Statement of Comprehensive Income (2018 - realized gain of $3.9 million). Total unrealized losses for the year ended December 31, 2019 was $6.5 million (2018 - unrealized losses of $0.6 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.

2019 Management’s Discussion and Analysis

Foreign currency contracts
As at December 31, 2019, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2020	Collars	177.0	1.31	1.35
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2020	Collars	1,005.0	19.57	22.12
The fair value of these contracts was an asset of $3.3 million at December 31, 2019 (December 31, 2018 - liability of $4.7 million). For the year ended December 31, 2019, the Company realized gains of $1.5 million on the foreign currency contracts (for the year ended December 31, 2018 - realized gains of $3.9 million).
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis. The Company believes this is an appropriate manner to manage price risk.
As at December 31, 2019, there were no outstanding diesel fuel contracts.

For the year ended December 31, 2019, the Company has an unrealized gain of $0.5 million recorded in accumulated other comprehensive loss related to the fuel hedges. The Company did not recognize any ineffectiveness on the hedging instruments.
Summary of Quarterly Financial and Operating Results

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Gold ounces produced	122,100	121,900	125,200	125,300	125,600	124,000	126,500	128,900
Gold ounces sold	127,148	119,392	128,457	119,705	131,161	119,401	129,272	130,045
Operating Revenues	$186.0	$172.9	$168.1	$156.1	$163.1	$146.7	$168.9	$173.1
Earnings (loss) from operations	$41.6	$37.5	$28.2	$18.7	($51.3)	$0.6	$9.6	$18.5
Net earnings (loss)	$38.0	$17.7	$23.6	$16.8	($71.5)	$7.2	($8.9)	$0.6
Earnings (loss) per share, basic	$0.10	$0.05	$0.06	$0.04	($0.18)	$0.02	($0.02)	$0.00
Adjusted net earnings (1)	$32.1	$23.4	$17.7	$10.3	$4.3	($1.9)	$4.9	$12.3
Adjusted earnings per share, basic (1)	$0.08	$0.06	$0.05	$0.03	$0.01	$—	$0.01	$0.03
Earnings before interest, taxes, depreciation and amortization (1)	$88.4	$78.4	$69.1	$60.5	$43.0	$41.7	$51.9	$58.6
Cash provided by operating activities	$77.8	$67.9	$72.3	$42.4	$47.4	$45.2	$62.5	$58.8
Average realized gold price	$1,463	$1,448	$1,309	$1,304	$1,244	$1,229	$1,307	$1,331

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Since the acquisition of Island Gold in the fourth quarter of 2017, quarterly production and gold ounces sold have been relatively consistent. As a result, revenues have also been consistent, with fluctuations resulting from changes in the gold price for the period, which has trended higher over the past three quarters of 2019 resulting in record revenue in the fourth quarter of 2019.
Earnings from operations and cash flow from operating activities have improved since Q1 2018 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced and record cash flow from operations in the fourth quarter of 2019. Earnings from operations and net income in the fourth quarter of 2018 were significantly lower as it was impacted by one-time, non-cash items, including a non-cash inventory impairment charge at El Chanate.

2019 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2019 Management’s Discussion and Analysis

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018	2017
Net earnings (loss)	$38.0	($71.5)	$96.1	($72.6)	$26.6
Adjustments:
Impairment of El Chanate inventory	—	64.0	—	64.0	—
Tax impact on Impairment of El Chanate inventory	—	(14.1)	—	(14.1)	—
Foreign exchange (gain) loss	—	1.7	(0.3)	4.4	5.0
Other gain	(2.6)	10.1	(5.1)	8.4	3.1
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	(8.6)	14.1	(13.2)	28.8	(22.5)
Transaction costs related to the Richmont acquisition	—	—	—	—	3.8
Acquisition fair value adjustment on Richmont acquisition	—	—	—	—	1.3
Loss on redemption of senior secured notes	—	—	—	—	29.1
Other income tax and mining tax adjustments	5.3	—	6.0	0.7	(7.5)
Adjusted net earnings	$32.1	$4.3	$83.5	$19.6	$38.9
Adjusted earnings per share - basic and diluted	$0.08	$0.01	$0.21	$0.05	$0.13
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Cash flow from operating activities	$77.8	$47.4	$260.4	$213.9
Add (less): Changes in working capital and cash taxes	7.9	5.4	36.5	(1.2)
Cash flow from operating activities before changes in working capital and cash taxes	$85.7	$52.8	$296.9	$212.7
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Cash flow from operating activities	$77.8	$47.4	$260.4	$213.9
Less: mineral property, plant and equipment expenditures	(72.9)	(61.5)	(263.6)	(221.5)
Company-wide free cash flow	$4.9	($14.1)	($3.2)	($7.6)

2019 Management’s Discussion and Analysis

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$77.8	$47.4	$260.4	$213.9
Add: operating cash flow used by non-mine site activity	1.6	9.6	24.3	31.1
Cash flow from operating mine-sites	$79.4	$57.0	$284.7	$245.0

Mineral property, plant and equipment expenditure	$72.9	$61.5	$263.6	$221.5
Less: capital expenditures from development projects, and corporate	(11.7)	(9.7)	(40.6)	(32.9)
Capital expenditure from mine-sites	$61.2	$51.8	$223.0	$188.6

Total mine-site free cash flow	$18.2	$5.2	$61.7	$56.4

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$38.9	$23.6	$112.7	$97.5
Mineral property, plant and equipment expenditure	(27.0)	(23.1)	(99.9)	(86.6)
Mine-site free cash flow	$11.9	$0.5	$12.8	$10.9

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$10.5	$14.7	$41.5	$71.0
Mineral property, plant and equipment expenditure	(9.5)	(11.8)	(54.2)	(35.3)
Mine-site free cash flow	$1.0	$2.9	($12.7)	$35.7

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$34.1	$16.3	$133.4	$75.9
Mineral property, plant and equipment expenditure	(24.7)	(16.8)	(68.9)	(66.1)
Mine-site free cash flow	$9.4	($0.5)	$64.5	$9.8

2019 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	($4.1)	$2.4	($2.9)	$0.6
Mineral property, plant and equipment expenditure	—	(0.1)	—	(0.6)
Mine-site free cash flow	($4.1)	$2.3	($2.9)	$—
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2019 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$87.4	$96.2	$339.0	$387.2	$315.6
Royalties	4.4	4.8	17.4	21.6	15.6
Total cash costs	$91.8	$101.0	$356.4	$408.8	$331.2
Gold ounces sold	127,148	131,161	494,702	509,879	430,115
Total cash costs per ounce	$722	$770	$720	$802	$770

Total cash costs	$91.8	$101.0	$356.4	$408.8	$331.2
Corporate and administrative(1)	5.2	3.5	19.8	17.4	15.5
Sustaining capital expenditures(2)	23.3	21.4	76.8	63.8	42.7
Share-based compensation	1.5	1.3	9.2	6.6	6.2
Sustaining exploration	1.2	0.9	5.4	4.8	3.9
Accretion of decommissioning liabilities	0.6	0.8	2.8	3.0	2.7
Realized gains on FX options	—	—	—	—	(0.8)
Total all-in sustaining costs	$123.6	$128.9	$470.4	$504.4	$401.4
Gold ounces sold	127,148	131,161	494,702	509,879	430,115
All-in sustaining costs per ounce	$972	$983	$951	$989	$933

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018	2017
(in millions)
Capital expenditures per cash flow statement	$72.9	$61.5	$263.6	$221.5	$162.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.6)	(12.3)	(53.7)	(50.8)	(46.2)
Mulatos	(8.3)	(9.3)	(47.7)	(28.1)	(38.4)
Island Gold	(19.0)	(8.8)	(44.8)	(45.9)	(3.1)
Corporate and other	(11.7)	(9.7)	(40.6)	(32.9)	(32.1)
Sustaining capital expenditures	$23.3	$21.4	$76.8	$63.8	$42.7

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$38.1	$38.7	$146.6	$149.0
Royalties	1.5	1.0	4.4	3.6
Total cash costs	$39.6	$39.7	$151.0	$152.6
Gold ounces sold	51,694	51,944	188,785	185,593
Total cash costs per ounce	$766	$764	$800	$822

Total cash costs	$39.6	$39.7	$151.0	$152.6
Sustaining capital expenditures	16.4	10.8	46.2	35.8
Sustaining exploration	—	0.1	0.3	0.2
Accretion of decommissioning liabilities	—	—	0.1	0.2
Total all-in sustaining costs	$56.0	$50.6	$197.6	$188.8
Gold ounces sold	51,694	51,944	188,785	185,593
Mine-site all-in sustaining costs per ounce	$1,083	$974	$1,047	$1,017

2019 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$27.8	$28.7	$107.8	$125.9
Royalties	0.2	2.1	3.1	11.8
Total cash costs	$28.0	$30.8	$110.9	$137.7
Gold ounces sold	34,127	38,819	141,496	175,104
Total cash costs per ounce	$820	$793	$784	$786

Total cash costs	$28.0	$30.8	$110.9	$137.7
Sustaining capital expenditures	1.2	2.5	6.5	7.2
Sustaining exploration	0.7	0.3	3.1	2.6
Accretion of decommissioning liabilities	0.5	0.6	2.3	2.2
Total all-in sustaining costs	$30.4	$34.2	$122.8	$149.7
Gold ounces sold	34,127	38,819	141,496	175,104
Mine-site all-in sustaining costs per ounce	$891	$881	$868	$855

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$17.4	$15.5	$64.2	$56.0
Royalties	2.7	1.7	9.9	6.2
Total cash costs	$20.1	$17.2	$74.1	$62.2
Gold ounces sold	39,652	30,199	149,746	105,520
Total cash costs per ounce	$507	$570	$495	$589

Total cash costs	$20.1	$17.2	$74.1	$62.2
Sustaining capital expenditures	5.7	8.0	24.1	20.2
Accretion of decommissioning liabilities	0.1	—	0.1	—
Total all-in sustaining costs	$25.9	$25.2	$98.3	$82.4
Gold ounces sold	39,652	30,199	149,746	105,520
Mine-site all-in sustaining costs per ounce	$653	$834	$656	$781

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$4.1	$13.3	$20.4	$56.3
Total cash costs	$4.1	$13.3	$20.4	$56.3
Gold ounces sold	1,675	10,199	14,675	43,662
Total cash costs per ounce	$2,448	$1,304	$1,390	$1,289

Total cash costs	$4.1	$13.3	$20.4	$56.3
Sustaining capital expenditures	—	0.1	—	0.6
Accretion of decommissioning liabilities	—	0.2	0.3	0.6
Total all-in sustaining costs	$4.1	$13.6	$20.7	$57.5
Gold ounces sold	1,675	10,199	14,675	43,662
Mine-site all-in sustaining costs per ounce	$2,448	$1,333	$1,411	$1,317

2019 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Net earnings (loss)	$38.0	($71.5)	$96.1	($72.6)
Add back:
Finance expense	0.4	0.2	2.5	3.0
Amortization	44.2	42.1	165.0	166.6
Impairment of El Chanate inventory	—	64.0	—	64.0
Loss on redemption of senior secured notes	—	—	—	—
Deferred income tax expense	11.6	8.8	20.1	16.9
Current income tax (recovery) expense	(5.8)	(0.6)	12.7	17.3
EBITDA	$88.4	$43.0	$296.4	$195.2
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

•
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

•
The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

•
The Company makes estimates of the quantities of proven and probable mineral reserves of its mines and the portion of mineral resources expected to be ultimately converted to mineral reserves. The estimation of quantities of mineral reserves and mineral

2019 Management’s Discussion and Analysis

resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Mineral reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the expected life of a mine.

•
The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of mineral reserves and may result in mineral reserves and mineral resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

•
The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

•
The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

•
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.

Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact CGUs at December 31, 2019, or for December 31, 2018.

Accounting Policies and Changes

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2019:
The Company adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The Company has adopted IFRS 16 using the modified retrospective approach which does not require restatement of comparative periods. Comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”), and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).
Refer to note 3 of the the consolidated financial statements for the year ended December 31, 2019, for detail on the IFRS 16 accounting policy and transitional disclosure.
The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the consolidated financial statements.

2019 Management’s Discussion and Analysis

Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was effective as at December 31, 2019.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting with exception of the implementation of a new ERP system at the Company's Young-Davidson Mine and Island Gold Mine. The Company implemented the ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2019 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2019.
Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s mineral resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.

2019 Management’s Discussion and Analysis

In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Canadian dollars, Mexican pesos and Turkish lira and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
If utilized, the Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:

•	Incur additional indebtedness;

•	Pay dividends or make other distributions or repurchase or redeem its capital stock;

•	Prepay, redeem or repurchase certain debt;

•	Make loans and investments;

•	Sell, transfer or otherwise dispose of assets;

•	Incur or permit to exist certain liens;

•	Enter into certain transactions with affiliates;

•	Enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

2019 Management’s Discussion and Analysis

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Island Gold and Mulatos Mines account for all of the Company’s current commercial production and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Island Gold or Mulatos could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, leach pad inventory, assumptions with respect to development and expansion activities, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena (including consequences of climate change) such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase

2019 Management’s Discussion and Analysis

in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at both the Young-Davidson and Island Gold Mines, including specifically the tie-in of the upper and lower mines at Young-Davidson Mine, the development of its La Yaqui Grande deposit near the Mulatos Mine in Mexico and the construction (suspended) of its Kirazli Mine in Turkey. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that

2019 Management’s Discussion and Analysis

the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of reserves will not be offset by discoveries, acquisitions or the conversion of mineral resources into mineral reserves. The mineral base of Alamos’ mines may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.
In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

2019 Management’s Discussion and Analysis

Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
On October 14, 2019, the Company reported that it had suspended all construction activities at its Kirazlý Project in Turkey pending the renewal of its mining concessions which expired on October 13, 2019. Although the Company has received assurances from the Turkish government that it has complied with all the regulatory requirements, it has not received the renewal of its mining concession. The consequence of non-renewal is that no further work can take place at the Kirazli Project. Consequently, the Company cannot provide assurance it will be able to maintain its existing permits and/or obtain all additional permits or concessions that it requires for its proposed mining activities. There can be no certainty with respect to permitting timelines or the receipt of concession renewal. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change in political climate in Turkey in recent years is yet largely unknown, but will in instances likely include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business, mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to requirements that certain contracts be denominated in Turkish Lira, restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
In addition to the specific challenges the Company is facing with respect to its Kirazlý Project, a number of approvals, licenses and permits are also required for various aspects of exploration, development and expansion projects at the Company’s projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
In order to maintain mining concessions in good standing, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk, as in the case with the Kirazli Project in Turkey, that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Security in Mexico
In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.

2019 Management’s Discussion and Analysis

Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside of Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Company’s assets that are located outside of Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Indigenous title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with indigenous peoples and nations with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s

2019 Management’s Discussion and Analysis

ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
Companies today are at much greater risk of losing control over how they are perceived as a result of social media and other web-based applications.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s Kirazlý Project in Turkey, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Environmental Risks
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, management of tailings facilities, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws

2019 Management’s Discussion and Analysis

or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold and Mulatos mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with

2019 Management’s Discussion and Analysis

reducing emissions can be offset by increased energy efficiency and technological innovation. We expect that in the long term this may result in increased costs at our Canadian and Mexican operations. While the Company has taken measures to manage the use of energy, the inability to achieve required energy efficiencies could have an adverse impact on the Company’s ability to achieve cost guidance.
In addition, the physical risks of climate change may also have an adverse effect on our operations. These may include extreme weather events, changes in rainfall and storm patterns and intensities, water shortages, and changing temperatures. In particular, the Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company’s ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.
Insurance and Compliance Risks
The Company may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised.
Cyber threats, including fraud resulting from cyber threats, have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will

2019 Management’s Discussion and Analysis

not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

•	Environmental hazards;

•	Industrial accidents;

•	Metallurgical and other processing problems;

•	Unusual or unexpected rock formations;

•	Rock falls, pit wall failures and cave-ins;

•	Seismic activity;

•	Flooding;

•	Fires;

•	Periodic interruptions due to inclement or hazardous weather conditions;

•	Variations in grade, deposit size, continuity and other geological problems;

•	Mechanical equipment performance problems;

•	Unavailability of materials and equipment;

•	Theft of equipment, supplies and bullion;

•	Labour force disruptions;

•	Civil strife; and

•	Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

2019 Management’s Discussion and Analysis

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

•	The price of gold and other metals;

•	The Company’s operating performance and the performance of competitors and other similar companies;

•	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	Changes in general economic conditions;

•	The arrival or departure of key personnel; and

•	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

2019 Management’s Discussion and Analysis

International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see notes 2 and 3 to the consolidated financial statements for year ended December 31, 2019). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee and community relations (including maintaining social license to operate in Turkey); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets, including the renewal of the Company’s mining concessions in Turkey; the timely resumption of construction and development at the Kirazlı project; labour and contractor availability (and being able to secure the same on favourable terms);; contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's 40-F/Annual Information Form for the year ended December 31, 2019 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.